UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒                                                       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

OR

☐                                                          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                  to

Commission File Number 333-10184

A.                      Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNICare SAVINGS PLAN

UNILEVER UNITED STATES, INC.

800 SYLVAN AVENUE
ENGLEWOOD CLIFFS, NEW JERSEY  07632

B.                      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNILEVER N.V.

WEENA 455

3013 AL, ROTTERDAM

THE NETHERLANDS

UNICare Savings Plan

Index

Page(s)

Financial Statements and Supplemental Schedule:

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and 2013	3

Notes to Financial Statements	4–20

Supplemental Schedule (*)

Schedule H — Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2014	21

(*)          Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

Signature	22

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Participants and Administrator

UNICare Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the UNICare Savings Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of and for the year ended December 31, 2013 were audited by other auditors whose report dated June 24, 2013, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

(Signed) KPMG LLP

New York, NY

June 26, 2015

UNICare Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2014 and 2013

	2014	2013
Assets
Investment in the Unilever United States, Inc. Master Trust, at fair value (Note 4)	$1,784,220,322	$1,824,597,256

Receivables
Employer contributions	1,148,911	1,113,115
Participant contributions	1,165,696	1,115,927
Notes receivable from participants	26,560,160	29,134,480
Total receivables	28,874,767	31,363,522

Net assets reflecting investments at fair value	1,813,095,089	1,855,960,778

Adjustment from fair value to contract value for interest in the Master Trust relating to fully benefit-responsive investment contracts	(14,690,390)	(14,651,808)

Net assets available for benefits	$1,798,404,699	$1,841,308,970

The accompanying notes are an integral part of these financial statements.

UNICare Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2014 and 2013

	2014	2013
Additions:
Additions to net assets attributed to:
Net investment income from Plan interest in Unilever United States, Inc. Master Trust (Note 4)	$99,535,525	$226,662,182
Interest from notes receivable from participants	1,166,008	1,232,900
Contributions:
Contributions from participants	49,729,627	53,074,016
Contributions from employer	44,916,673	48,094,968
Rollover contributions	16,253,469	21,604,062
Total additions	211,601,302	350,668,128

Deductions:
Deductions to net assets attributed to:
Benefits paid to participants	253,868,224	211,046,774
Administrative expenses	637,349	725,157
Total deductions	254,505,573	211,771,931

Net change in net assets	(42,904,271)	138,896,197

Net assets available for benefits:
Beginning of year	1,841,308,970	1,702,412,773
End of year	$1,798,404,699	$1,841,308,970

The accompanying notes are an integral part of these financial statements.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.                          Description of the Plan

The UNICare Savings Plan (the “Plan”) is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan is sponsored by Unilever United States, Inc. (the “Company” or “Unilever US”). Assets of the Plan, along with the assets of the Savings Plan for Union Employees of Unilever (the “Union Plan”), an affiliated plan sponsored by Conopco, Inc., a subsidiary of the Company, are maintained in the Unilever United States, Inc. Master Trust (the “Master Trust”).  The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the summary plan description for more complete information.

Eligibility

All employees of the Company and its subsidiaries, divisions and branches scheduled to work twenty or more hours a week are eligible to participate in the Plan, except for:

•                       employees covered by collective bargaining agreements;

•                       full-time temporary status employees;

•                       directors active only in that capacity;

•                       nonresident aliens;

•                       weekly paid employees of Bestfoods Caribbean; and

•                       employees of Unilever de Puerto Rico, Inc. and Chesebrough-Pond’s Manufacturing Company in Las Piedras, Puerto Rico.

Subject to the exceptions above, employees who are not regularly scheduled to work twenty or more hours a week can participate in the Plan after completing one year of service.

If an employee does not enroll in the Plan within 60 days of hire, that employee will be automatically enrolled in the Plan at a contribution rate of 5%.  His or her money will be invested in the Target Date Fund that has a target retirement date closest to the year in which the employee is expected to retire (assuming retirement at age 65).  In addition, the employee will be enrolled in the Automatic Increase Program (AIP), which will increase the employee’s contribution rate by 1% on April 1st each year, to a maximum of 10%. Highly Compensated Employees will not be enrolled in the AIP plan feature. The employee may stop or change the elections at any time.

Contributions

Plan participants are permitted to make voluntary contributions to the Plan through payroll deductions.  Before-tax contributions, representing 401(k) contributions, are deposited in a “before-tax account” and after-tax contributions, where applicable, are deposited in an “after-tax account.”  Before-tax contributions for each participant were limited to $17,500 for both 2014 and 2013.  Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions limited to $5,500 for both 2014 and 2013.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

The maximum permitted contributions are 1% to 50% of eligible compensation through payroll deductions on a before-tax basis, an after-tax basis or a combination of both, provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 50% of eligible compensation.

The Company has a matching program in which it contributes to the participant’s account.  These contributions are recorded in a “company matching account.”  Company matching contributions vary at the discretion of the Company and are as follows:

A)                Employees who are covered under the cash balance formula of the UNICare Retirement Plan, an affiliated plan sponsored by Unilever United States, Inc., the parent of the Company, or not covered at all under the UNICare Retirement Plan: 100% of the first 5% of eligible earnings; and

B)                Employees who are covered under the final average pay formula of the UNICare Retirement Plan: 100% of the first 3% of eligible earnings and 50% of the next 2% of eligible earnings.

Employees hired after January 1, 2007, are eligible for employer non-elective contributions at a rate of 4% of eligible earnings following one year of service.

Under the provisions of the UNICare Retirement Plan, participants terminated, vested or retired may roll over their lump sum distribution to the Plan, as long as there is an existing balance in the Plan.

During 2011, the Plan was amended for the following events:

a)                             Effective July 1, 2017, matching contributions will be provided at the rate of 100% of the sum of elective deferrals and after-tax contributions, up to 5% of compensation.

b)                            Effective July 1, 2017, non-elective contributions will be provided at the rate of 4% of compensation for (1) grandfathered Bestfoods participants (other than disabled grandfathered Bestfoods participants) and (2) participants (other than disabled participants) whose accrued benefit under the UNICare Retirement Plan was being calculated as of June 30, 2017 under the final average compensation benefit formula.

c)                             With respect to participants (other than grandfathered Bestfoods participants) whose accrued benefit under the UNICare Retirement Plan was being calculated as of June 30, 2012 under the cash balance formula:

UNICare Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.              Effective for the period beginning July 1, 2012 and ending June 30, 2017, non-elective contributions will be provided pursuant to the following employer credit chart provided under the UNICare Retirement Plan:

Age plus Years of Combined Service	Percentage of
(as of the end of the current calendar year)	Compensation
Up to 40	4%
40-54	5%
55-69	6%
70-84	8%
85 and above	10%

d)                            Effective July 1, 2017, non-elective contributions (other than with respect to disabled participants) will be provided at the rate of 4% of compensation.

Sale of Businesses and Plant Closures

The Harrisburg, PA factory was sold in March 2014 to Philadelphia Macaroni Company (PMC).  Unilever facilitated the rollover of account balances and loan balances to PMC’s savings plan in the second quarter of 2014.  The rollover approximated $361,000 and is reflected within benefits paid to participants on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2014.

Unilever’s sauce business was sold to Mizkan on June 30, 2014.  Unilever facilitated the rollover of account balances and loan balances to the buyer’s 401(k) plan.  The rollover approximated $9.9 million and is reflected within benefits paid to participants on the Statement of Changes of Net Assets Available for Benefits for the year ended December 31, 2014.

In 2014, the Clearwater, FL factory was closed and salaried employees at this location were terminated.

Participant Accounts

Each participant’s account is credited with: (a) the participant’s contribution; (b) the Company’s contributions; and (c) an allocation of Plan earnings (losses) and administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Vesting

Participants are fully vested in all of their before-tax and after-tax contributions as well as the earnings thereon.  Company matching contributions are vested 100% immediately. Vesting provisions relating to Company non-elective contributions are 100% after three years of service or attainment of age 65, death or disability.

The balance of forfeitures was $92,071 and $123,779 as of December 31, 2014 and 2013, respectively.  Amounts forfeited by non-vested participants who terminated employment during the years ended December 31, 2014 and 2013 were $529,558 and $562,842, respectively.  Forfeitures reduced Company matching contributions and Company non-elective contributions in the amounts of $660,000 and $520,125 for the years ended December 31, 2014 and 2013, respectively.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Payment of Benefits

During employment, participants may withdraw all or a portion of their after-tax contributions, where applicable, and earnings thereon.  Participants may apply for financial hardship withdrawals up to the eligible portion of their vested before-tax account based on Plan provisions, prior to attaining age 59.5, provided the withdrawal does not exceed the amount of the hardship.  Upon attainment of age 59.5, participants may withdraw all or part of the value of their after-tax, before-tax, Company matching, and vested non-elective sources.

Upon termination of employment, participants are entitled to all of their vested balances.  Terminated employees whose vested balances exceed $1,000 may leave their account balances in the Plan until they attain the age 65.  Terminated employees whose vested balances are $1,000 or less are subject to an involuntary cash out.

Retired employees may elect to leave their account balances in the Plan until they attain age 70.5, at which time Internal Revenue Service (the “IRS”) regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65.

Investments

Participants have the option to direct contributions towards a wide variety of funds in the Master Trust including stable value, fixed income, balanced, equity and the Unilever N.V. Stock Fund.  The funds offered by the Plan are as follows:

•                INVESCO Interest Income Fund

This fund is primarily invested in a diversified portfolio of synthetic guaranteed investment contracts issued by highly rated financial institutions such as insurance companies and banks.  Each contract has its own specific terms, including interest rate and maturity date.  The crediting interest rates at December 31, 2014 and 2013 for the contracts range from 0.07% to 2.41% and 0.03% to 2.33%, respectively.  The weighted average crediting interest rates at December 31, 2014 and 2013 for the contracts are 2.03% and 1.91%, respectively.

•               PIMCO Total Return Fund Institutional Class (The PIMCO Total Return Fund was eliminated from the portfolio effective January 31, 2015, and replaced with a Diversified Bond Fund.)

•               Unilever N.V. Stock Fund

•               Fidelity Contrafund

•               American Funds Washington Mutual Investors Fund (R5)

•               Northern Trust Total US Equity Index Fund

•               Northern Trust International Equity Index Fund

•               Northern Trust Collective Russell 2000 Index Fund — DC — Lending

•               Wellington CIFII Balanced Real Assets Portfolio Series 1

UNICare Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

•                  Vanguard Target Retirement Trust I, Vanguard Target Retirement 2010 Trust I, Vanguard Target Retirement 2015 Trust I, Vanguard Target Retirement 2020 Trust I, Vanguard Target Retirement 2025 Trust I, Vanguard Target Retirement 2030 Trust I, Vanguard Target Retirement 2035 Trust I, Vanguard Target Retirement 2040 Trust I, Vanguard Target Retirement 2045 Trust I, Vanguard Target Retirement 2050 Trust I, and Vanguard Target Retirement 2055 Trust I

•                  Self-directed brokerage accounts, whereby the participant is able to select from approximately 4,600 mutual funds.  As of December 31, 2014 and 2013, $71,127,957 and $73,392,300, respectively, was invested through the brokerage accounts at the Master Trust level.  The brokerage accounts consisted of $62,868,564 and $8,259,393 in mutual funds and short-term investments, respectively, as of December 31, 2014.  The brokerage accounts consisted of $65,536,883 and $7,855,417 in mutual funds and short-term investments, respectively, as of December 31, 2013.  As of December 31, 2014 and 2013, $67,368,463 and $69,492,801, respectively, of the Master Trust brokerage account is held by the Plan.

Notes Receivable from Participants

At the request of Plan participants, notes receivable from participants are permitted up to the lesser of $50,000 reduced by the largest outstanding loan balance in the previous 12 months or one-half of the participants’ vested interest in accounts less any outstanding loans.  Loans bear interest at a fixed rate determined at the time of origination based on the Reuters published prime rate plus one percent.  Loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within fifteen years.  All other loans are required to be repaid within five years.

Interest rates ranging from 4.25% to 10.50% were charged on the loans for the years ended December 31, 2014 and 2013.

Effective October 1, 2014, the loan policy and/or Administrative Services Agreement were amended to permit 1) terminated participants to continue to repay a plan loan, and 2) the full or partial prepayment of a plan loan at any time.

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2.                          Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Valuation of Plan Investments and Income Recognition

The assets of the Plan have been commingled in the Master Trust with the assets of the Union Plan for investment and administrative purposes.  The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust.  The Plan’s investment is stated at fair value and is based on the beginning of the year value of the Plan’s interest in the Master Trust plus contributions and allocated investment income (loss) less distributions and allocated expenses.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on the sale of investment securities are determined on the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the investment income (loss) for the Plan’s interest in the Master Trust, which consists of its allocated share of investment income (loss), realized gains and losses, and the change in unrealized appreciation and depreciation from the Master Trust.

The Plan’s interest in the Master Trust is the sole investment representing more than 5 percent of the Plan’s net assets available for benefits as of December 31, 2014 and 2013.

Investment Contracts (Also see Note 4)

The Master Trust accounts for synthetic guaranteed investment contracts at contract value.  Investment contracts held by a defined contribution plan or master trust are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Benefit Payments

Benefit payments are recorded when paid and include deemed distributions of $105,643 and $241,424 for the years ended December 31, 2014 and 2013, respectively.

Administrative Expenses

Investment management fees for all funds are included as a reduction of investment income.  Certain other professional fees are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities, if any, at the date of the financial statements.  Actual results could differ from those estimates.

Risks and Uncertainties

Through the Master Trust, the Plan provides for various investment options in any combination of stocks, commingled funds, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would

UNICare Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

materially affect participants’ account balances and the amounts reported in the December 31, 2014 and 2013 Statements of Net Assets Available for Benefits.

The Master Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed.  However, the Plan does not anticipate non-performance by these companies and believes that the risk to the Master Trust portfolio from credit loss is not material due to the diversified nature of the assets held.

Effects of New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient.  The amendments are effective for fiscal years beginning after December 15, 2015.  Management does not expect adoption of this pronouncement to effect the financial statements and relevant disclosures.

3.                          Tax Status of the Plan

The Plan last received a favorable tax determination letter on July 29, 2014.

GAAP requires the Plan’s administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or the Department of Labor.  The Plan’s administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan’s administrator believes it is no longer subject to tax examinations for years prior to 2011.

4.                          Investments Held by the Master Trust

At December 31, 2014 and 2013, the Master Trust comprises the investment assets of the Plan and the Union Plan, which are affiliated plans of Unilever US.  The Plan has a 94.8% and a 94.6% interest in the investments of the Master Trust as of December 31, 2014 and 2013, respectively.  The Union Plan comprises approximately 5.2% and 5.4%, respectively, of the investments held by the Master Trust as of December 31, 2014 and 2013.  Investment assets of the Master Trust, held by Fidelity, the Trustee, related earnings (losses) and expenses are allocated to the plans participating in the Master Trust based upon the total of each individual plan’s share of the Master Trust.

The Plan’s approximate share of various investments held by the Master Trust at December 31, 2014 and 2013 were as follows:

	2014	2013

Short-term investment funds	93.4%	92.5%
Mutual funds	96.3%	96.3%
Commingled funds	95.3%	95.4%
Unilever N.V. Stock Fund	94.9%	94.5%
Synthetic guaranteed investment contracts	92.6%	92.1%

UNICare Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

As of December 31, 2014 and 2013, the investment categories of the Master Trust were as follows:

Investments, at fair value	2014	2013

Short-term investment funds	$26,840,101	$30,186,502
Mutual funds	271,956,635	277,211,992
Commingled funds	1,076,555,764	1,054,103,515
Unilever N.V. Stock Fund	67,004,122	73,713,207
Synthetic guaranteed investment contracts	440,244,338	494,057,461
Master Trust investments, at fair value	1,882,600,960	1,929,272,677

Adjustment to contract value	(15,870,987)	(15,912,012)
Net amount	$1,866,729,973	$1,913,360,665

The following investments represent 5 percent or more of the Master Trust’s net assets as of December 31, 2014 and 2013:

	2014	2013
Mutual funds

Fidelity Contrafund	$104,571,148	$100,643,929

Commingled funds

Vanguard Target Retirement 2020 Trust I	151,479,246	152,452,588
Vanguard Target Retirement 2025 Trust I	186,588,702	180,923,901
Vanguard Target Retirement 2030 Trust I	169,858,702	166,224,589
Vanguard Target Retirement 2035 Trust I	126,004,012	120,978,279
Total US Equity Index	98,410,981	*

Synthetic guaranteed investment contracts

RGA Contract #RGA00040	*	98,304,524

*                 Less than 5%

UNICare Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

As of December 31, 2014, following are synthetic guaranteed investment contracts, which are fully benefit-responsive, of the Master Trust:

	Investments,	Adjustment to
	at fair value	contract value

Transamerica (IGT Jennison AAA Intermediate Fund and IGT PIMCO AAA or Better Intermediate Fund)	$93,699,794	$(4,368,731)

State Street Bank (IGT Jennison AAA Intermediate Fund)	82,634,586	(4,827,001)

Voya (IGT Voya Short Duration)	45,316,745	(799,232)

Voya (IGT PIMCO AAA or Better Intermediate Fund)	32,568,716	(1,000,861)

Voya (IGT Jennison AAA Intermediate Fund)	20,549,273	(1,190,188)

Pacific Life Insurance (IGT Invesco Short-term Bond Fund)	77,267,366	(1,569,384)

RGA (IGT Invesco Short-term Bond Fund)	88,207,858	(2,115,590)

	$440,244,338	$(15,870,987)

UNICare Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

As of December 31, 2013, following were synthetic guaranteed investment contracts, which were fully benefit-responsive, of the Master Trust:

	Investments,	Adjustment to
	at fair value	contract value

JP Morgan Chase (IGT PIMCO AAA or Better Intermediate Fund)	$93,793,547	$(4,371,488)

State Street Bank (IGT WAM AAA or Better Intermediate Fund)	90,721,254	(4,140,928)

ING Life & Annuity (IGT Short Duration)	50,759,582	(1,012,517)

ING Life & Annuity (IGT PIMCO AAA or Better Fund)	51,774,675	(1,650,750)

ING Life & Annuity (IGT WAM AAA or Better Intermediate Fund)	22,543,985	(1,016,021)

Pacific Life Insurance (IGT Invesco Short-term Bond Fund)	86,159,894	(1,517,588)

RGA (IGT Invesco Short-term Bond Fund)	98,304,524	(2,202,720)

	$494,057,461	$(15,912,012)

The investment income, net of investment expenses, of the Master Trust for the years ended December 31, 2014 and 2013 were as follows:

	2014	2013
Net appreciation (depreciation) in fair value of net investments:

Mutual funds	$3,000,191	$30,467,363
Unilever N.V. Stock Fund	(2,064,242)	3,725,247
Commingled funds	74,417,419	175,402,612
Net appreciation	75,353,368	209,595,222

Interest	8,954,918	10,988,476
Dividends	20,079,243	16,971,715
Total net investment income	$104,387,529	$237,555,413

UNICare Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Investment valuation and income recognition of Master Trust

Master Trust investments are stated at fair value.   The Investment Committee reviews the valuation and performance of the investment options on an annual basis.

Purchases and sales of securities are recorded as of the trade date.  Dividend income is recorded on the ex-dividend date and interest is recorded on the accrual basis.

Investment income (loss) for the Master Trust includes net appreciation (depreciation) of investments, as well as interest and dividends from investments.  The net appreciation (depreciation) of investments held in the Master Trust consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments.

Investment Contracts

The Master Trust entered into benefit-responsive investment contracts, such as synthetic guaranteed investment contracts (“GICs”), with various third party financial institutions.  These benefit-responsive investment contracts are held through the INVESCO Interest Income Fund (the “Fund”).  Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by third party financial institutions which are backed by underlying assets owned by the Master Trust.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments).  The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for a wrapper contract include:

•                  The level of market interest rates

•                  The amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract

•                  The investment returns generated by the fixed income investments that back the wrapper contract

•                  The duration of the underlying investments backing the wrapper contract

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio.  Over time, the crediting rate formula amortizes the Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.  Because changes in the market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate.  In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the contract

UNICare Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

value are presented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value.”  If the Adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the Adjustment from fair value to contract value is negative, this indicates that the contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

Events That Limit the Ability of the Master Trust to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of the Master Trust, a material adverse change to the provisions of the Master Trust, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.  The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Master Trust’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Master Trust.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

For the Master Trust, the contract values of the synthetic GICs were approximately $424 million and $478 million at December 31, 2014 and 2013, respectively.  As of December 31, 2014 and 2013, the fair value of the synthetic GICs, based upon the fair value of underlying assets and wrapper contracts, was greater than the contract value by $15.9 million.

As of December 31, 2014 and 2013, the average yields for synthetic GICs were as follows:

Average yields for synthetic GICs	2014	2013

Based on actual earnings	1.23%	1.17%
Based on interest rate credited to participants	1.96%	1.85%

Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The

UNICare Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under this standard are described as follows:

• Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Master Trust has the ability to access.

• Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

• Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

Mutual Funds

A mutual fund’s Net Asset Value (“NAV”) is based on the value of underlying assets owned by the fund minus its liabilities and then divided by the number of shares outstanding calculated as of the close of business of the New York Stock Exchange. The mutual fund’s assets normally are fair valued for the purpose of computing the fund’s NAV.  Since the NAV is a quoted price in a market that is active, they are classified within Level 1 of the valuation hierarchy.

Synthetic Guaranteed Investment Contracts

The fair value of the synthetic guaranteed investment contracts is based on the underlying investments. The underlying investments are common/collective trust funds (“CCTs”), which are public investment vehicles, valued at the NAV as described above. The value of the wrapper contracts is determined using unobservable inputs including rebid rates from the wrapper provider.  The fair value of the wrapper at December 31, 2014 and 2013 of $62,202 and $0, respectively, is included in the synthetic guaranteed investment contracts amount of the Master Trust shown below.  Because the underlying CCTs are valued using a quoted price in a market that is not active and the wrapper contracts are valued using unobservable inputs, the synthetic guaranteed investment contracts are classified within Level 2 of the valuation hierarchy.

Commingled Funds

These investments are investment vehicles valued using the NAV provided by the administrator of the fund. The values of the underlying assets owned by the fund are valued at quoted market prices in an active market. Each common/collective trust fund provides for daily redemptions by the Plan at reported NAVs with no advance notice requirement. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

UNICare Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Unilever N.V. Stock Fund

Unilever N.V. Stock Fund invests in shares of Unilever N.V. stock which is valued at the closing price reported on the New York Stock Exchange and is classified within Level 1 of the valuation hierarchy.

Short-term Investment Funds

The short-term investment funds, which include money market funds, are valued at quoted market prices in an active market, which represent the NAVs held by the Plan at year end and are classified within Level 1 of the valuation hierarchy.

In accordance with the guidance relating to fair value measurements, the following tables represent the Master Trust’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2014 and 2013:

2014

	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$66,169,197	$—	$—	$66,169,197
Large cap funds	142,918,874	—	—	142,918,874
Brokerage Link:
Fixed income	6,689,866	—	—	6,689,866
International equities	10,086,792	—	—	10,086,792
US equities	43,458,110	—	—	43,458,110
Other	2,633,796	—	—	2,633,796
Total mutual funds	271,956,635	—	—	271,956,635

Synthetic guaranteed investment contracts	—	440,244,338	—	440,244,338

Commingled funds:
Index funds	—	148,773,784	—	148,773,784
Target retirement funds	—	927,781,980	—	927,781,980
Total commingled funds	—	1,076,555,764	—	1,076,555,764

Unilever N.V. Stock Fund	67,004,122	—	—	67,004,122

Short-term investment funds	26,840,101	—	—	26,840,101

Investments at fair value	$365,800,858	$1,516,800,102	$—	$1,882,600,960

UNICare Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

2013

	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$73,904,999	$—	$—	$73,904,999
Large cap funds	137,770,110	—	—	137,770,110
Brokerage Link:
Fixed income	7,461,641	—	—	7,461,641
International equities	12,652,084	—	—	12,652,084
US equities	42,821,548	—	—	42,821,548
Other	2,601,610	—	—	2,601,610
Total mutual funds	277,211,992	—	—	277,211,992

Synthetic guaranteed investment contracts	—	494,057,461	—	494,057,461

Commingled funds:
Index funds	—	143,075,637	—	143,075,637
Target retirement funds	—	911,027,878	—	911,027,878
Total commingled funds	—	1,054,103,515	—	1,054,103,515

Unilever N.V. Stock Fund	73,713,207	—	—	73,713,207

Short-term investment funds	30,186,502	—	—	30,186,502

Investments at fair value	$381,111,701	$1,548,160,976	$—	$1,929,272,677

There have been no significant transfers between level 1 and level 2.

The following tables summarize investments measured at fair value based on NAVs per share and classification as a level 2 or 3 investment as of December 31, 2014 and 2013:

December 31, 2014

		Unfunded	Redemption	Redemption
Instrument	Fair Value	Commitments	Frequency	Notice Period
Commingled Funds:
Index funds	$148,773,784	$—	Daily	n/a

Target retirement funds	$927,781,980	$—	Daily	n/a

December 31, 2013

		Unfunded	Redemption	Redemption
Instrument	Fair Value	Commitments	Frequency	Notice Period
Commingled Funds:
Index funds	$143,075,637	$—	Daily	n/a

Target retirement funds	$911,027,878	$—	Daily	n/a

UNICare Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

5.         Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. stock.  This fund is designed as a means for employees to participate in the potential long-term growth of Unilever N.V.  The Master Trust held approximately 1,716,000 and 1,832,000 shares at December 31, 2014 and 2013, respectively, of common stock in Unilever N.V.  The Master Trust also earned dividend income from the common stock of approximately $2.6 million for the years ended December 31, 2014 and 2013.  The Master Trust had sales and purchases of Unilever N.V. stock of approximately $22.6 million and $20.1 million in 2014, and $19.5 million and $18.3 million in 2013, respectively.  The fair value of Unilever N.V. Stock Fund held by the Plan at December 31, 2014 and 2013 approximates $63.6 million and $69.7 million, respectively.

Certain Master Trust investments consist of units in investment funds managed by Fidelity, the Trustee.  Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA.  In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.  The administration fees paid by the Plan during 2014 and 2013 disclosed on the Statements of Changes in Net Assets Available for Benefits were paid to Fidelity.

6.         Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA.  In the event of the Plan termination, the participant’s rights to their accrued benefits are non-forfeitable.   Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

7.         Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as disclosed in the Statements of Net Assets Available for Benefits at December 31, 2014 and 2013 to amounts presented in Form 5500:

	2014	2013

Net assets available for benefits as disclosed in the financial statements	$1,798,404,699	$1,841,308,970

Adjustment from contract value to fair value for interest in the Master Trust relating to fully benefit-responsive investment contracts	14,690,390	14,651,808

Net assets available for benefits as presented in Form 5500	$1,813,095,089	$1,855,960,778

UNICare Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

The following is a reconciliation of investment income as disclosed in the Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and 2013 to the amounts presented in Form 5500:

	2014	2013

Net investment income from Plan interest in Unilever United States Inc. Master Trust as presented in the financial statements	$99,535,525	$226,662,182

Adjustment from contract value to fair value	38,582	(15,661,695)

Investment income as presented in Form 5500	$99,574,107	$211,000,487

8.                          Subsequent Events

The Plan has evaluated subsequent events through June 26, 2015, the date that the financial statements were available to be issued. Based on this evaluation, the Plan’s administrator has determined the following events required disclosure.

In May 2015, Unilever completed the purchase of Kate Somerville Skincare, LLC.

Employees working in Unilever’s Baking, Cooking and Spreading divisions will be moved into a new company called BCS.  It is expected that effective June 30, 2015, BCS will become a participating employer in the UNICare Savings Plan.

The Sunnyvale, CA and Baltimore, MD factories are expected to close in the third quarter of 2015.

Unilever expects to introduce a new investment fund line-up effective July 31, 2015.

UNICare Savings Plan

Schedule H — Line 4i Schedule of Assets (Held at End of Year)

EIN: 13-2915928, Plan # 001

December 31, 2014

		(c) Description of Investment Including
	(b) Identity of Issue, Borrower	Maturity Date, Rate of Interest, Collateral, Par		(e) Current
(a)	Lessor or Similar Party	or Maturity Value	(d) Cost **	Value

*	Investment in Unilever United States, Inc. Master Trust, at fair value	Various investments		$1,784,220,322

*	Notes Receivable from Participants	Interest rates ranging from 4.25% to 10.50% and with maturities through 2029		$26,560,160

*   Denotes a party-in-interest to the Plan

** Not applicable

UNICare Savings Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNICare SAVINGS PLAN

By:
Sandra Zornek
DIRECTOR OF BENEFITS

Date: June 26, 2015

See Report of Independent Registered Public Accounting Firm.

UNICare Savings Plan

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm